Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES THE APPOINTMENT OF TWO NEW DIRECTORS

Vancouver, B.C. August 5, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces today the appointments of David M. Hall and Dr. Hong Zhao Guang to its Board of Directors.

Mr. Hall is currently a consultant to the life sciences industry. He is a past business founder, Chief Financial Officer and Chief Compliance Officer of Angiotech Pharmaceuticals, and an active advocate for the British Columbia life sciences industry. During Mr. Hall’s tenure with Angiotech, he was involved in $1.2 billion in financing, 11 acquisitions and established one of Canada’s first dedicated Sarbanes Oxley compliance programs. Mr. Hall is the Past Chair and a current board member of Life Sciences BC and leads the organization’s public policy initiatives. He is the author of Life Sciences BC’s position papers for the Premier’s Competition Council Report and Conversation on Health.

Mr. Hall was also a member of the BC Task Force on PharmaCare and serves on the board of directors of the International Finance Centre for British Columbia. Mr. Hall holds an Honours degree in Economics and an Honours degree in Finance from the University of Manitoba.

Dr. Hong Zhao Guang is an active leader in both the academic and business communities in China. Receiving his degree from Shanghai First Medical College, he has been the vice president of Beijing Anzhen Hospital and the vice director of the Cardiovascular Disease Expert Consulting Committee for the Ministry of Public Health in China. Currently Dr. Hong is directing commissioner with the Aged Chinese Healthcare Association and the vice group leader for physicians at Capital Medical Science University, one of the top ranking academic medical institution in China.

Dr. Hong has written and edited more than ten books and published more than one hundred academic theses and five hundred articles for the scientific community. During the last 15 years, Dr. Hong has devoted his time to the education of citizens throughout China on the importance of wellness, health and an active lifestyle, including the prevention of diabetes and cardiovascular diseases. His books have been read by more than 70 million people and his lectures heard by over 200 million people in China.

GLG Chairman and CEO Dr. Luke Zhang stated, “We are pleased to announce the appointments of David Hall and Dr. Hong Zhao Guang to our Board of Directors. GLG continues to build a global leadership team whose expertise and strength enable us to strategically develop and lead the stevia industry in key markets around the world. Mr. Hall’s experience in finance and corporate governance as well as work in biotechnology will be an important asset for GLG. Additionally, Dr. Hong is a highly regarded, national leader in China and an important advocate for health education. Both of these individuals will bring to GLG experience and guidance as we continue to grow and deliver our customers a natural, healthy, sweetening solution for the future.”

Both appointments are subject to approval by the TSX.

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

Contact

Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.